UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): September 6, 2005

PARKWAY PROPERTIES, INC.
(Exact Name of Registrant as Specified in its Charter)

Maryland	1-11533	74-2123597
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Jackson Place, Suite 1000, 188 East Capitol Street, Jackson, MS 39225-4647
(Address of Principal Executive Offices, including zip code)

(601) 948-4091
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.02. Termination of a Material Definitive Agreement

Effective September 6, 2005, that certain Amended and Restated Rights Agreement between Parkway Properties, Inc. (the "Company") and Computershare Investor Services, LLC, as Rights Agent, dated as of February 21, 2002 (the "Rights Agreement"), expired in accordance with its terms.

Pursuant to the Rights Agreement, each outstanding share of the Company's common stock on or after September 7, 1995 received one Right entitling the registered holder to purchase from the Company one one-thousandth of a share of Series C preferred stock at a purchase price of $45.00, subject to adjustment. As provided for in the Rights Agreement, the Rights and the Rights Agreement expired on September 6, 2005 (the "Expiration Date"). From and after the Expiration Date, no person will have any Rights, and each Right issued under the Rights Agreement will be null and void.

Item 3.03. Material Modifications to Rights of Security Holders.

See the discussion under Item 1.02 regarding the termination of Rights associated with outstanding shares of the Company's common stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 7, 2005

PARKWAY PROPERTIES, INC.

By: /s/William R. Flatt
William R. Flatt
Chief Financial Officer